June 21, 2024

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Division of Corporation Finance

Attention: Nicholas O’Leary and Abby Adams

Re: Sharps Technology, Inc.

Preliminary Proxy Statement on Schedule 14A

Filed June 5, 2024

File No. 001-41355

Dear Mr. O’Leary:

As discussed on certain calls, Sharps Technology, Inc. (the “Company”) is hereby responding to the comments on the Preliminary Proxy Statement on Schedule 14A filed on June 5, 2024 that the Company received on June 17, 2024 from the staff of the Commission (the “Staff”).

For ease of review, we have set forth below the numbered comment of your letter in bold type followed by the Company’s responses thereto. Unless otherwise indicated, capitalized terms and page numbers used herein have the meanings assigned to them in the Registration Statement.

Preliminary Proxy Statement on Schedule 14A filed June 5 , 2024

Proposal 4, page 18

1.	We note that you are seeking stockholder approval of the issuance of 20% or more of your outstanding common stock in connection with an acquisition. We further note your Form 8-K filed on June 5, 2024, that discloses your transfer of a $1 million escrow deposit for the exclusive right to purchase InjectEZ’s assets from Nephron Pharmaceuticals. As it appears Proposal 4 is a solicitation of your shareholders for the purpose of issuing shares pursuant to an acquisition for which shareholders will not have a separate opportunity to vote, please revise to provide the information required by Items 11, 13, and 14 of Schedule 14A, as required by Note A of Schedule 14A. This includes the amount of securities to be issued, all audited and pro forma financial information required by Items 13 and 14 of Schedule 14A and all transaction-related information required by Item 14 of Schedule 14A. Additionally, please file the amended proxy statement with the PREM14A EDGAR tag and ensure that any subsequent proxy statement filings are properly designated. In revising the proxy statement, please clarify the form and amount of consideration to be paid for the acquisition, including the form of consideration held in escrow.

Response: As discussed, the Company proposes to eliminate Proposal 4 relating to the potential issuance of more than 20% of the Company’s Common Stock in connection with an acquisition. The proposal related to an acquisition not related to the Nephron asset/equipment purchase. Since there is no definitive agreement with respect to the other acquisition which was the subject of Proposal 4, the Company will remove the proposal. If the Company proceeds with such acquisition and it requires shareholder approval, the Company will hold a separate special meeting and provide shareholders with the necessary information on the target company, including the required financial statements.

We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me with any questions or comments regarding this correspondence and the Company’s Preliminary Proxy Statement. As discussed, we would like to be cleared to file the Company’s Definitive Proxy Statement as soon as possible, as the timing is extremely important.

Sincerely,

/s/ Arthur Marcus, Esq.